Exhibit 11
Pinnacle Entertainment, Inc.
Computation of Earnings Per Share
(in thousands, except per share data)

	For the three months ended March 31,
	Basic		Diluted (a)
	2013	2012	2013	2012
Average number of common shares outstanding	58,339	62,187	58,339	62,187
Average common shares due to assumed conversion of stock options	—	—	—	—
Total shares	58,339	64,199	58,339	62,187

Loss from continuing operations	$(85,346)	$(326)	$(85,346)	$(326)
Loss from discontinued operations, net of income taxes	(45)	(683)	(45)	(683)
Net loss	$(85,391)	$(1,009)	$(85,391)	$(1,009)

Per share data:
Loss from continuing operations	$(1.46)	$(0.01)	$(1.46)	$(0.01)
Loss from discontinued operations, net of income taxes	—	(0.01)	—	(0.01)
Net loss per share	$(1.46)	$(0.02)	$(1.46)	$(0.02)

(a)    When the computed diluted values are antidilutive, the basic per share values are presented on the face of the unaudited Condensed Consolidated Statements of Operations.